EXHIBIT 4.4

CONFIDENTIAL

May 29, 2006

Mark Jarvis
President and Chief Executive Officer
Hard Creek Nickel Corp.
Suite 1060, 1090 West Georgia Street
Vancouver, BC, V6E 3V7, Canada
Fax: +1-604-681-2310

Re: Financial Advisory Services

Dear Mr. Jarvis,

The purpose of this letter (the “Agreement”) is to set forth the terms of the engagement (the “Engagement”) under which The Balloch Group Ltd. (“TBG”) may be retained by Hard Creek Nickel Corp (“Hard Creek” or the “Company”) to render services to Hard Creek in relation to its interests in China, and in particular, to assist Hard Creek in identifying and potentially developing a long-term partnership with a Chinese entity.

1. Services to be Provided by the Balloch Group

The role of The Balloch Group under the Engagement is to:

a)

Identify potential partners for Hard Creek in China with the financial capacity and interest in developing a mutually beneficial business relationship relating to the Turnagain nickel deposit in Northern British Columbia, providing Hard Creek with background and analytical information on those potential partners so that Hard Creek can make informed decisions about whether and how it might work with them;

b)	Make introductions and facilitate meetings with potential partners in China;

c)

Prepare presentation materials in English and Chinese that can be used in discussion with potential partners and propose alternative structures to Hard Creek to achieve Hard Creek’s business objectives;

d)

Assist Hard Creek in any discussions and negotiations it has with potential Chinese partners, and ensure that sufficient due diligence has been conducted on those companies to identify any impediments or challenges to the proposed business arrangements;

e)

Develop, in consultation with Hard Creek, one or more investment structures that would maximize the value to Hard Creek of any proposed transaction, and prepare an implementation strategy with detailed timetables of events, among other things, and assist in ensuring that the deadlines set out in such timetables are met;

f)	Assist Hard Creek and its partner, as appropriate, in obtaining the necessary support for any proposed transaction from Chinese authorities as required;

g)

Advise the Company on potential issues and personalities, among other things, that may affect the Company’s activities and arrange for appropriate introductions and the development of relationships that may be helpful in the pursuit of Hard Creek’s long-term corporate objectives with Chinese entities.

2.	Reports

The Balloch Group will provide regular oral briefings and written reports to Hard Creek on its activities under the Engagement. The parties agree to maintain regular contact through e-mail and telephone conferences in order to facilitate effective communication during the course of the Engagement. In addition to the regular briefings and consultations during the course of the Engagement, The Balloch Group will, upon request, make special presentations to Hard Creek management in Canada or in China.

3.	Limitations

The duties and responsibilities of The Balloch Group under this Agreement shall be limited to those expressly set out herein but shall not include The Balloch Group i) giving tax, legal, accountancy or other specialist or technical advice or services other than as otherwise expressly set out above, and which is not intended to take the place of the advice of Hard Creek’s independent professional tax, legal and accounting advisors; and (ii) giving general financial or strategic advice other than expressly set out above.

It is emphasised that any valuation advice given by The Balloch Group will be on the understanding that no responsibility or liability whatsoever is assumed by The Balloch Group for the accounting or other data and any commercial or technical assumption on which such a valuation is based. It remains Hard Creek’s sole responsibility to assess and evaluate such advice and the data and assumptions on which such advice is based.

In the course of carrying out the Engagement, The Balloch Group shall not (i) represent itself as an agent of Hard Creek, (ii) assume obligations in the name of or on the account of Hard Creek, or (iii) make any representations or warranties on behalf of the Company, except as expressly authorized by Hard Creek. The Balloch Group shall be deemed at all times to be a facilitator and an independent contractor and nothing contained herein shall be deemed to create the relationship of employer and employee between Hard Creek and The Balloch Group.

4.	Compensation for Services
As compensation for the Services, Hard Creek shall pay TBG the following:

(a)

Monthly retainer fees in the amount of up to US$9,000 (nine thousand United States dollars) (the “Retainer Fee”) with the first payment to be paid within ten days upon signature of this agreement and subsequent payments paid monthly in arrears within five days upon submission of duly constituted invoices, which invoices will provide a description of the specific services provided by The Balloch Group during the applicable month.

(b)	Fifty thousand (50,000) options to purchase common shares in Hard Creek, vested immediately, with an exercise price to be set on the date of signature of this agreement;
(c)

Fifty thousand (50,000) options to purchase common shares in Hard Creek, vested if and when during the Extended Term (defined below) a Chinese entity introduced by TBG enters into a letter of intent to explore investing in the Turnagain nickel project or directly in Hard Creek, with an exercise price to be set on the date of signature of this agreement;

(d)

One hundred thousand (100,000) options to purchase common shares in Hard Creek, vested if and when during the Extended Term a definitive agreement between Hard Creek and a Chinese partner introduced by TBG is executed by both parties, on an investment by the latter in either the Turnagain nickel project or Hard Creek, with an exercise price to be set on the date of signature of this agreement.

(e)

It is agreed that options under section (c) and (d) above will be exerciseable only if the events indicated occur during the term of this Agreement or within a period of 18 months after its termination (the “Extended Term”); provided, however, that the board of Hard Creek may determine to accelerate the vesting of such options in its sole discretion.

It is understood that TBG may decide to assign the share options described above, in whole or in part, to either The Balloch Investment Group or to Howard Balloch, and this shall be acceptable to and facilitated by Hard Creek.

It is also agreed that the monthly retainer of $9,000 shall be paid in full except for months when little or no work is done on the Engagement. During such quieter periods, the monthly retainer shall be dropped to 50% of its level ($4,500) for reduced work, or to a minimum level of $2,000 as a holding fee, the final level to be mutually agreed based on the actual work performed.

5.	Expenses and Payment Terms

The Company will from time to time, promptly upon request, reimburse The Balloch Group for all of The Balloch Group’s pre-approved travel (including business class air travel) accommodation and other out-of-pocket expenses incurred by it in connection with the Engagement (including, without limitation, printing, postage and telecommunications costs, and fees and disbursements of legal and other professional advisers (retained specifically for the account of Hard Creek with Hard Creek’s prior consent)). The Balloch Group will not, however, engage any other professional advisers for the purposes of the Engagement without prior consent of Hard Creek.

All sums payable to The Balloch Group hereunder shall be paid in full without withholding or deduction for or on account of any tax, duty, assessment or governmental charge of any nature unless such withholding or deduction is required by law, in which event the Company will pay to The Balloch Group such additional amounts as will result, after such withholding or deduction, in the receipt by The Balloch Group of sums equal to those that The Balloch Group would have received had no such withholding or deduction been required.

6.	Entry into Effect and Termination

This agreement is conditional upon receipt of TSX Venture Exchange approval, and if obtained, the engagement shall enter into effect on June 1, 2006 and will be in effect for one year, but may be terminated upon two months written notice at any time by Hard Creek for any reason whatsoever, without continuing obligation to The Balloch Group or to Hard Creek (as the case may be), except as regard to the following:

(a) Hard Creek shall be responsible for any accrued rights and liabilities (including, in particular, any fees earned and expenses incurred by The Balloch Group) of TBG as at the date of termination;

(b)    in the case of termination by Hard Creek, Hard Creek shall accelerate the vesting of options granted under this Agreement if any transaction is concluded within eighteen months of such termination with a partner introduced to Hard Creek by The Balloch Group;

For the avoidance of doubt, the confidentiality obligations and the indemnity provisions contained in this Agreement shall survive and remain in full force and effect notwithstanding any termination of the Engagement.

In the event that Balloch breaches the terms of this Agreement or of applicable securities laws, rules or regulations, commits fraud or otherwise is charged with illegal conduct, Hard Creek may terminate the agreement at any time without notice.

7.	Confidentiality

The Balloch Group may receive information about Hard Creek that is material but has not been disclosed to the public (the “Confidential Information”). The Balloch Group will, and will cause its respective officers, directors, employees and agents to, keep the Confidential Information confidential and not disclose such Confidential Information to third parties other than its legal counsel, accountants, financial advisors and other professional advisors who have been instructed to keep such Confidential Information confidential, or as required by law, regulation or judicial process, or any qualified actual or potential investor in or strategic partner of the activities contemplated by this Engagement and their respective officers, directors, employees, agents, legal counsel, accountants, financial advisors and other professional advisors who have been instructed to keep such Confidential Information confidential. In addition, The Balloch Group agrees that it will not trade in the securities of Hard Creek while in possession of Confidential Information and will ensure that its employees, directors, officers and consultants that it has disclosed such Confidential Information to do not so trade.

8.	Authorities
The Balloch Group is not authorized to bind Hard Creek as its agent or to make any representation or warranty on behalf of Hard Creek unless specifically authorized by Hard Creek.

TBG agrees to comply with all laws and securities regulatory policies, rules and regulations applicable to Hard Creek in carrying out its duties under this Agreement.

9.	Indemnity

Hard Creek and TBG each covenant and agree to the other and to each of their directors, officers and affiliates (collectively the “Indemnified Persons”) to indemnify the other against (a) all claims, actions, liabilities, proceedings or judgments brought against the Indemnified Person in carrying out its obligations under this Agreement; and (b) all losses, costs, charges and expenses which any of the Indemnified Persons may suffer or incur whether directly or indirectly as a result of or in defense of any such claim, action, proceeding or judgment, provided that the same shall not have been determined by a competent court of law, or by final arbitration award, to have resulted directly from negligence or willful misconduct on the part of the Indemnified Person.

10.	Severability/Assignment

Each provision of this Agreement is severable and if any provision (in whole or in part) is or becomes invalid or unenforceable or contravenes any applicable regulations or laws, the remaining provisions and the remainder of the affected provision (if any) will not be affected. In any such event, Hard Creek and The Balloch Group will endeavor to replace the affected provision by a new provision reflecting their original intention as closely as possible.

No assignment shall be made by Hard Creek or The Balloch Group of any of their respective obligations under this Agreement without the prior written consent of the other.

11.	Governing Law

This Agreement and the Engagement shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the applicable federal laws of Canada.

12.	Dispute Resolution

All disputes and differences which may arise out of or in connection with this Agreement will be settled amicably insofar as possible by means of negotiating between the parties. All such disputes and differences that are not settled in this manner within thirty (30) days after the receipt by either party of written notification from the other party of the existence of a dispute, will be submitted to arbitration under the International Commercial Arbitration Act (British Columbia), provided that any hearing in the course of the arbitration shall be held in Vancouver, British Columbia in the English language. Each party will bear its own costs, including attorneys’ fees, as well as half of the cost of the arbitrator or arbitration panel, unless the arbitrator or arbitration panel determines that arbitration expenses, including attorneys’ fees will be allocated differently.

13.	Modifications
This Agreement may be modified or amended only in writing.

14.	Notices
All notices either required or desires to be served upon the other pursuant to the terms of this Agreement shall be in writing and shall be delivered to the addresses shown below the signatures.

Please confirm your agreement to the terms of this Agreement by signing the enclosed copy of this Agreement and returning it to us.

Sincerely yours,

For and on behalf of The Balloch Group Ltd.

________________________________
Howard R Balloch

Hard Creek confirms its agreement to the terms set out in this Agreement:

_______________________________
Mark Jarvis
President and CEO

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Date